BHP Billiton Limited BHP Billiton Centre 180 Lonsdale Street Melbourne Victoria 3000 Australia GPO Box 86 Melbourne Victoria 3001 Australia Tel +61 3 9609 3821 Fax +61 3 9609 3318 bhpbilliton.com

4 March 2011

Mr K Hiller

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.,

Washington, D.C. 20549

Dear Mr Hiller

Re: BHP Billiton Limited and BHP Billiton Plc Form 20-F for the Fiscal Year Ended June 30, 2010 (File No. 1-09526 and 1-31714)

Thank you for your letter dated January 31, 2011 setting forth comments from the Staff of the Commission regarding the annual report on Form 20-F for the fiscal year ended June 30, 2010 (the “2010 Form 20-F”) of BHP Billiton Limited and BHP Billiton PLC (together, “the Company”).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter and have provided our response immediately following each comment:

Ore Reserves, page 82

1.	We note your disclosure explaining that your reported reserves do not exceed the quantities that could be extracted economically if future prices were at similar levels to the average historical prices for traded metals for the three years to December 2009, or for bulk commodities the three year historical contracted prices. In addition, you state that current operating costs have been matched to the average historical prices in your test for impairment in accordance with Industry Guide 7. Tell us how you decided that the prices used to calculate your reserves did not constitute material information which would need to be disclosed in your filing to comply with Instruction 1(a) to Item 4.D of Form 20-F.

Response 1:

The prices used to calculate the Company’s reserves do not constitute material information that would need to be disclosed in our filing to comply with Instruction 1(a) to Item 4.D of Form 20-F because, at the time of the reserve determination, in all cases the stated reserves can be economically and legally extracted and processed using the three year average historical prices for traded metals or the three year historical contracted prices for bulk commodities to 31st December 2009 as required under Industry Guide 7.

We would welcome the opportunity to discuss this matter with you by telephone conference if it would assist the Commission with its enquiry.

2.	Please forward to our engineer, as supplemental information and not as part of your filing, the technical documentation pertaining to your Olympic Dam operation in Australia which establishes the legal, technical, and economic feasibility of the mineralisation which you have designated as reserves, pursuant to paragraph (c) of Industry Guide 7 and Rule 12b-4 of regulation 12B. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call, if he has technical questions about your reserves.

Response 2:

The Company has forwarded the requested information on a CD to Mr J Coleman.

Mr Shane O’Connell (+61)884052053 may be contacted if your engineer has technical questions about the reserves.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Nigel Chadwick
Nigel Chadwick
Head of Group Reporting and Taxation

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